Exhibit 5.1

January 17, 2007

Ram Energy Resources, Inc.

5100 East Skelly Drive, Suite 650

Tulsa, Oklahoma 74135

Re:	Shares of Common Stock, Par Value $.0001 (“Common Stock”), to be issued pursuant to that certain Underwriting Agreement to be executed by and among RAM Energy Resources, Inc. (the “Company”), RBC Capital Markets Corporation (“RBC”), the selling stockholder and the several underwriters parties thereto (the “Underwriting Agreement”)

Gentlemen:

We have examined the Registration Statement on Form S-1 (File No. 333-138922) as amended and be filed with the Securities and Exchange Commission in connection with the firm commitment offering of 11,796,734 shares of Common Stock by RBC and the several underwriters (the “Offering”), all in accordance with the Underwriting Agreement. We have also examined your minute books and other corporate records, and have made such other investigation as we have deemed necessary in order to render the opinions expressed herein.

Based on the foregoing, we are of the opinion that:

1. The Company is duly organized and validly existing under the laws of the State of Delaware.

2. The Common Stock, when issued in accordance with the Underwriting Agreement, will be legally issued, fully paid and nonassessable in accordance with the Delaware General Corporation Law.

Consent is hereby given for the inclusion of this opinion as part of the referenced Registration Statement.

Very truly yours,

/s/ McAfee & Taft A Professional Corporation